Exhibit 99.1

eHi Car Services Announces Completion of Offering of US$400 Million Senior Unsecured Notes

SHANGHAI, August 14, 2017 /PRNewswire/ — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced the completion of the offering of US$400 million aggregate principal amount of its senior unsecured notes due August 2022 (the “Notes”). The Notes will bear a fixed interest rate of 5.875% per annum, with interest payable semi-annually in arrears. The Notes were issued with a yield of 5.875%, and will mature on August 14, 2022.

The Company intends to use the net proceeds of this offering to repay all outstanding borrowings under, and terminate, the US$150 million syndicated bank facility it entered into in August 2016, and for general corporate purposes, including capital expenditures, refinancing outstanding indebtedness and enhancing its capital structure.

Approval in-principle has been received for the listing and quotation of the Notes on the Singapore Exchange Securities Trading Limited.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes were offered and sold only outside the United States in compliance with Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Notes, and shall not constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is one of the leading car rental and car services providers in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, the expected use of net proceeds received from issuance of the Notes. The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-Mail: ehi@thepiacentegroup.com